UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2007
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _______
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
Change of Directorship
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 8 March 2007 Mr. Ho Siaw Hong resigned as the Non-Executive Director of the Company for the reason of other work commitment. The Board would like to thank Mr. Ho Siaw Hong and expresses its appreciation for his contribution and service to the Company during his term of office.
Mr. Ho confirmed that there is no disagreement with the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.
The Board also announces that with effect from 8 March 2007 Mr. Yong Foo Chong was appointed as the Non-Executive Director of the Company.
Mr. Yong Foo Chong, aged 40, was appointed as the Non-Executive Director of the Company on 8 March 2007.
Mr. Yong is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly owned subsidiary of the Company and a shareholder of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Yong is also the Director of APT International.
Mr. Yong holds an Honours Degree in Electrical & Electronic Engineering from the National University of Singapore, specializing in communication technology. Mr. Yong has worked for Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT International which is the substantial shareholder of the Company, since 1998, serving in various appointments.
Currently, Mr. Yong is the Head of Satellite for SingTel overseeing the fixed and mobile satellite business and infrastructure and also the director of Singasat Private Limited, a wholly owned subsidiary of SingTel, which is one of the shareholders of APT International. Prior to the current appointment in 2006, he was the Senior Director of Corporate Business Marketing and was responsible for the global marketing of B2B solutions. Mr. Yong had a 2-year stint as the Director of SingTel’s Optus Business Marketing and Product Management based out of Sydney, Australia, whose responsibility was to revamp the entire marketing and product strategy, which included steering the B2B business towards new strategic directions such as IP convergence and SME solutions investment. He was also responsible for strategic bid management which secured many key government and Australian MNC contracts. In 2001, Mr. Yong also helped the Corporate Business Group implement various strategic initiatives such as building a pan-Asian network of managed hosting data centers and was later appointed as Chief Operation Officer of the managed hosting business unit of SingTel.
Before joining SingTel, Mr. Yong spent more than seven years in the ICT industry and held specialist and management positions in leading MNCs gaining significant successes and experiences in the area of Telecom Network Management. Apart from holding the current appointment with SingTel, Mr. Yong is also a board member of Asia Pacific Satellite Communications Council starting January 2007.
Save as disclosed above, Mr. Yong Foo Chong does not hold any other position with the Company and other members of the Company, nor has any directorship in other listed public companies in the last three years. He has no relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.
Mr. Yong has not entered into any service contract with the Company, nor is appointed for specific term. His emolument in 2007 is yet to be determined but it will be determined in general meeting in accordance with the Bye-Laws of the Company with reference to the recommendation provided by the Company’s Remuneration Committee in accordance with its Terms of Reference to the Board. Pursuant to the Bye-Laws of the Company, he shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.
Save as disclosed above, there is no other matter that needs to be brought to the attention of holders of securities of the Company, nor there is any information as required to be disclosed pursuant to paragraphs 13.51(2)(h) to 13.51(2)(v) of the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.
The Company warmly welcomes Mr. Yong Foo Chong joining the Board.

By Order of the Board Dr. Brian Lo Company Secretary
Hong Kong, 8 March 2007
The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng and Tong Xudong
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Zhao Liqiang, Yong Foo Chong, Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: March 9, 2007.

APT Satellite Holdings Limited
By	/s/ Ni Yifeng
Ni Yifeng Executive Director and President

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